Mr. Jeffrey Foor
Ms. Kathy Churko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

July 26, 2017
Re:	Pine Grove Alternative Institutional Fund
File Nos. 333-189791; 811-22860

Dear Mr. Foor and Ms. Churko:

This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided telephonically on July 11, 2017 and July 13, 2017, relating to Post-Effective Amendment No. 7 to the registration statement of Pine Grove Alternative Institutional Fund (the "Registrant" or the "Fund") on Form N-2, together with all Exhibits thereto (the "Registration Statement"), under the Securities Act of 1933, as amended and Amendment No. 10 to the Registration Statement under the Investment Company Act of 1940, as amended. The Staff's comments, along with the Registrant's responses, are set forth below.
1.
Footnote 3 to the pricing table states that in addition to the Fund's ongoing offering costs incurred in connection with its continuous offering, the Fund will also bear "costs incurred in offering Class A Shares."  Please clarify this disclosure.

Response:  The Registrant has removed the disclosure which references offering costs of Class A shares.

2.   Prior correspondence indicated that the organizational and offering expenses incurred in connection with the launch of the Fund's Class A shares were paid by the Adviser.  Please confirm this prior response.  If the organizational and offering expenses incurred in connection with the launch of the Fund's Class A shares were not paid by the Adviser, please reflect these costs in the fee table.

Response:  The Registrant confirms that the organizational and offering expenses incurred in connection with the launch of the Fund's Class A shares were paid by the Adviser.

3.
On page 7, under the heading "Shareholder Servicing Fee", the disclosure notes that the Shareholder Servicing Fee is paid to the Fund's Administrator or Distributor.  Please clarify this disclosure throughout the registration statement which in other instances notes that the Shareholder Servicing Fee is paid to the Administrator.

Response:  The Registrant acknowledges the Staff's comment and notes that pursuant to the terms of the Shareholder Servicing Plan, the Shareholder Servicing Fee is paid to the Administrator.  The Registrant has clarified the disclosure in Post-Effective Amendment No. 8 to the Fund's Registration Statement.

4.   Please confirm that the Fund's Board of Directors receives reports that state the purpose of amounts paid under the Shareholder Servicing Plan and the amounts expended.

Response:  The Registrant confirms that the Fund's Board of Directors receives information related to the amounts paid under the Shareholder Servicing Plan and the purposes of such payments.

5.   The Fund's Shareholder Servicing Fee appears higher than the fees paid for shareholder servicing by open-end funds.  Please explain to the Staff the reason for this higher fee.

Response:  The Fund appreciates the Staff's comment and notes that the Fund's structure is meaningfully more complex than the structure of an open-end fund and also notes that the Fund's Shareholder Servicing Fee is similar to other similarly structured registered closed-end funds of private funds.  Among other things, the Fund's tender offer program is significantly more complex and requires more interaction with shareholders than that of redeeming shares of a traditional open-end fund (many of which are purchased and redeemed electronically).  In addition, the Staff's position that the Fund may only be sold to accredited investors requires a more intense and manual application process which must be managed by the Fund or an intermediary when a shareholder wishes to transfer shares.  The Fund's investment program and tender offer program for shareholder liquidity, among other things, also lead to increased interactions with shareholders as compared to the level of interaction that may be expected for an open-end fund.  Finally, because of the Fund's structure, many of its processing requirements, such as the liquidity program, are unable to be automated in the same way as open-end funds.  These services are in addition to the typical services provided to shareholders of both open-end and closed-end funds under shareholder servicing plans.

6.   Does the Administrator retain any portion of the Shareholder Servicing Fee?

Response:  The Administrator does not retain any portion of the Shareholder Servicing Fee.

7.   Please explain whether services provided under the Shareholder Servicing Fee are duplicative of services provided by the Transfer Agent.

Response:    The transfer agency services provided by the Transfer Agent are different from the Services provided by the Service Agents in connection with the Shareholder Servicing Fee.  Please see the response to Comment 5 above regarding the shareholder services provided in exchange for the Shareholder Servicing Fee.

8.   In the Fee Table on page 16, please confirm the waiver of 0.23% for Class A Shares.

Response:  The Registrant confirms that under the Expense Limitation and Reimbursement Agreement, 0.23% is the appropriate waiver amount for Class A Shares.

9.   In footnote 5 to the Fee Table, please confirm that the period for reimbursement is three years from the time an expense is waived or reimbursed.

Response:  The Registrant confirms that the period of reimbursement for fees that are waived or reimbursed is three years from the time of waiver or reimbursement.  The Fund has clarified the disclosure in footnote 5 to the Fee Table in response to this comment.

10. In connection with Comment 1, please note that the disclosure on Page 62 of the prospectus does not include organization and offering costs incurred by the Fund in connection with the launch of Class A shares.  To the extent that organization and offering costs were incurred in connection with the launch of Class A shares of the Fund, please revise this disclosure.

Response:  The Registrant confirms that the organizational and offering expenses incurred in connection with the launch of the Fund's Class A shares were paid by the Adviser.

11. Please include detailed contact information for shareholders that wish to opt out of the Automatic Dividend Reinvestment Plan.

Response:  The Fund has revised its disclosure accordingly.

12.  Please explain how the Fund accounts for the Shareholder Servicing Fee and the rationale for the treatment under GAAP.

Response: Consistent with GAAP, the Fund accounts for its Shareholder Servicing Fee as an expense, which is paid quarterly in accordance with the Shareholder Servicing Plan.

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Please contact the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.
Sincerely,
/s/ William J. Bielefeld